United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                  Schedule 13D
                   Under the Securities Exchange Act of 1934


                           Quest Resource Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    748349107
                                 (CUSIP Number)


                                 Douglas L. Lamb
                           Quest Resource Corporation
                           P.O. Box 100, 701 East Main
                             Benedict, Kansas 66714
                                 620-698-2250
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 8, 2002
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
                  240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Douglas L. Lamb

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                             SC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                         / /

6.    Citizenship or Place of Organization                               USA

NUMBER                    7.   Sole Voting Power
OF SHARES                      307,097
BENEFICIALLY              8.   Shared Voting Power
OWNED                          913,027
BY EACH                   9.   Sole Dispositive Power
REPORTING                      307,097
PERSON                    10.  Shared Dispositive Power
WITH                           913,027

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       1,190,124

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                     /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                                            9.1%

14.   Type of Reporting Person
                                                                          IN

                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Marsha K. Lamb

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                             SC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                         / /

6.    Citizenship or Place of Organization                               USA

NUMBER                    7.   Sole Voting Power
OF SHARES                      1,019,500
BENEFICIALLY              8.   Shared Voting Power
OWNED                          913,027
BY EACH                   9.   Sole Dispositive Power
REPORTING                      1,019,500
PERSON                    10.  Shared Dispositive Power
WITH                           913,027

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       1,902,427

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                     /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                                        14.9%

14.   Type of Reporting Person
                                                                          IN

                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Crown Properties, LC

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                             SC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                          / /

6.    Citizenship or Place of Organization                        KANSAS

NUMBER                    7.   Sole Voting Power
OF SHARES                      1,005,000
BENEFICIALLY              8.   Shared Voting Power
OWNED                          0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      1,005,000
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       1,005,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                       /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                                          7.9%

14.   Type of Reporting Person
                                                                           OO

                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Jerry D. Cash

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                             PF and OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                          / /

6.    Citizenship or Place of Organization                         USA

NUMBER                    7.   Sole Voting Power
OF SHARES                      3,208,349
BENEFICIALLY              8.   Shared Voting Power
OWNED                          0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      3,208,349
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       3,208,349

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                      /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                                         25.1%

14.   Type of Reporting Person
                                                                          IN

                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      STP Cherokee, Inc.

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                             Not Applicable

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                          / /

6.    Citizenship or Place of Organization                     OKLAHOMA

NUMBER                    7.   Sole Voting Power
OF SHARES                      0
BENEFICIALLY              8.   Shared Voting Power
OWNED                          0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      0
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                         0
12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                      /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                                           0%

14.   Type of Reporting Person
                                                                           CO

                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      James B. Kite, Jr.

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                                    OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                          / /

6.    Citizenship or Place of Organization                               USA

NUMBER                    7.   Sole Voting Power
OF SHARES                      1,677,190
BENEFICIALLY              8.   Shared Voting Power
OWNED                          0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      1,677,190
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       1,677,190

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                      /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                                         13.1%

14.   Type of Reporting Person
                                                                         IN

                                  SCHEDULE 13D

CUSIP NO. 748349107

15.   Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Boothbay Royalty Company

16.   Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
17.   SEC Use Only

18.   Source of Funds                                                   OO

19.   Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                       / /

20.   Citizenship or Place of Organization                        OKLAHOMA

NUMBER                    21.  Sole Voting Power
OF SHARES                      1,677,190
BENEFICIALLY              22.  Shared Voting Power
OWNED                          0
BY EACH                   23.  Sole Dispositive Power
REPORTING                      1,677,190
PERSON                    24.  Shared Dispositive Power
WITH                           0

25.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       1,677,190
26.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                     /X/

27.   Percent of Class Represented by Amount in Row (11)
                                                                        13.1%

28.   Type of Reporting Person
                                                                        CO

                                EXPLANATORY NOTE

      Mr. Douglas L. Lamb and Marsha K. Lamb previously filed a Schedule 13D with Henry F. Mogg on February 17, 1999, which was amended on February 25, 1999. Mr. Mogg has filed a separate amendment to the prior Schedule 13D reporting that he no longer beneficially owns more than 5% of the Common Stock, $0.001 par value (the "Common Stock"), of Quest Resource Corporation, a Nevada corporation (the "Corporation"). This Schedule 13D is being filed by Mr. Lamb and Mrs. Lamb to update the information regarding their ownership interest in the Corporation.

      On April 18, 2002, Mr. Jerry Cash and STP Cherokee, Inc., an Oklahoma Corporation formerly known as STP, Inc. ("STP"), filed a Schedule 13D reporting the direct ownership by STP (and the indirect beneficial ownership by Mr. Cash) of debentures convertible into 600,000 shares of the Common Stock of the Corporation. This Schedule 13D is being filed by Mr. Cash and STP to update the information regarding their ownership interest in the Corporation.

      Boothbay Royalty Company ("Boothbay") and Mr. James B. Kite, Jr. are filing this Schedule 13D to report their initial acquisition of Common Stock of the Corporation.


ITEM 1.    SECURITY AND ISSUER.
           -------------------

      This Schedule 13D relates to the Common Stock of the Corporation, whose principal executive offices are located at 5901 N. Western, Suite 200, Oklahoma City, OK 73118.


ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

      This Schedule 13D is filed with the Securities and Exchange Commission ("Commission") by Douglas L. Lamb, Marsha K. Lamb, Crown Properties, LC, a Kansas limited liability company ("Crown"), Jerry D. Cash, STP, James B. Kite, Jr. and Boothbay. This is a joint filing by each of the reporting persons. The reporting persons disclaim membership as a group.

      Mr. Lamb and Ms. Lamb are husband and wife, citizens of the United States, and are both employed by the Corporation in the oil and gas exploration and production business. Mr. Lamb is the Co-Chief Executive Officer, President and Chief Operating Officer of the Corporation. They primarily work from the Corporation's offices located at 701 East Main Street, Benedict, Kansas 66714.

      Crown's principal assets consist of agricultural real estate and stock of the Corporation. The business address of Crown is 703 East Main Street, Benedict, Kansas 66714. Mrs. Lamb is the sole owner of Crown.

      Mr. Cash is principally occupied in the oil and gas exploration and production industry at the corporation's principal executive offices located at 5901 Western Avenue, Suite 200,

Oklahoma City, Oklahoma 73118. Mr. Cash is the Co-Chief Executive Officer, Chairman of the Board and Chief Financial Officer of the Corporation.

      STP is principally engaged in the methane exploration and production business. It's principal business location is 5901 Western Avenue, Suite 200, Oklahoma City, Oklahoma 73118. STP is wholly owned by Mr. Cash.

      Mr. Kite is a self-employed businessman with investments in a variety of industries. Boothbay is principally engaged in the oil and gas industry.
The business address of Mr. Kite and Boothbay is 6608 N. Western Avenue, PMB #613, Oklahoma City, Oklahoma 73116. Boothbay is wholly owned by Mr. Kite.

      None of the reporting persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of the above was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

      Mr. Lamb beneficially owns a total of 1,190,124 shares of Common Stock. These shares are owned as follows: (i) 816,027 shares by Bonanza Energy Corporation of Kansas ("BECK"), which is jointly owned by Mr. Lamb and Ms. Lamb; (ii) 67,000 shares by Bonanza Oil and Gas Corporation ("BOGC"), which is jointly owned by Mr. Lamb and Ms. Lamb; (iii) 82,097 shares owned directly by Mr. Lamb; and (iv) options held by Mr. Lamb to purchase 225,000 shares, which options are currently exercisable. Ms. Lamb beneficially owns a total of 1,902,427 shares of Common Stock. These shares are owned as follows: (i) 14,400 shares held directly by Ms. Lamb; (ii) 1,005,000 shares held by Crown, which is 100% owned by Ms. Lamb; (iii) 816,027 shares by BECK, which is jointly owned by Mr. Lamb and Ms. Lamb; (iv) 67,000 shares by BOGC, which is jointly owned by Mr. Lamb and Ms. Lamb.

      These shares were acquired as follows:

      o 975,000 of the shares owned by Crown were acquired in connection with the Corporation's merger with a predecessor corporation owned by Mr. Lamb, Mrs. Lamb and Mr. Mogg that occurred during late 1998
           (the "HYTK Merger");

      o 508,527 of the shares owned by BECK were acquired in connection with the HYTK Merger; the remaining 7,500 shares were acquired during 2000 from two departing employees of one of the Corporation's subsidiaries;

      o the 67,000 shares owned by BOGC were acquired in connection with the HYTK Merger;

      o the 14,400 shares of Common Stock owned directly by Mrs. Lamb were acquired in late 1998 and early 1999 for services rendered by Mrs. Lamb to the Corporation and in connection with the HYTK Merger;

      o 62,097 of the shares of Common Stock owned directly by Mr. Lamb constitute the remainder of the shares acquired by Mr. Lamb in late 1998 in connection with the HYTK Merger, in early 1999 for services rendered by Mr. Lamb to the Corporation in connection with the HYTK Merger and in 2001 as part of a stock bonus given to all of the Corporation's employees;

      o the remaining 20,000 shares of Common Stock owned by Mr. Lamb were awarded to him effective as of November 8, 2002 as compensation for his services as a director of the Corporation;

      o Mr. Lamb was awarded the option to acquire the 225,000 shares of Common Stock effective October 2001 as compensation for services to the Corporation; and

      o Crown acquired 30,000 shares of Common Stock and BECK acquired 300,000 shares of Common Stock from the Corporation effective as of November 8, 2002, as payment for the purchase by the Corporation of certain gas and pipeline assets acquired from Crown and BECK's oil and natural gas marketing business (BECK had previously acted as the sole marketer of the Corporation's oil and natural gas production). The number of shares issued in these acquisitions was determined by dividing the fair market value of the acquired assets/businesses (based on the profitability of each activity and the additional revenue that the Corporation is expected to receive from each) by the stock price of the Corporation's Common Stock at the time the Corporation and STP agreed in principle to the reorganization. The valuations and the price per share were approved by all of the directors of the Corporation and Mr. Cash. The Corporation did not obtain any appraisals or fairness opinions in connection with such determinations.

      As previously reported, during the period from March 15, 2002 to April 9, 2002, Mr. Cash acquired in the open market 24,000 shares of Common Stock at a purchase price of $1.05 per share using personal funds.

      Mr. Cash acquired 5,380,785 shares of Common Stock in connection with the acquisition by the Corporation of 100% of the outstanding common stock of STP on November 8, 2002. Mr. Cash was the sole stockholder of STP. The number of shares issued in the acquisition was determined by negotiations between the Board of Directors of the Corporation and Mr. Cash as to the relative valuations of the assets, properties, reserves and liabilities of STP and the Corporation based primarily upon independent engineering reserve studies for the properties owned by the Corporation and STP.

      As consented to by the Corporation, effective November 8, 2002, but after the closing of the transactions contemplated by the Reorganization Agreement, Mr. Cash transferred (1) 1,677,190 shares of common stock, representing approximately 13.1% of the outstanding common stock of the Corporation after giving effect to the Stock Exchange, to Boothbay at a price per share equal to the same effective price per share used in the Stock Exchange and (2) 519,246 shares of common stock, representing approximately 4.1% of the outstanding common stock of the Corporation after giving effect to the Stock Exchange, to Southwind Resources, Inc. ("Southwind") in satisfaction of prior obligations to Southwind. The shares transferred to Southwind were valued at the same price as that used in the Stock Exchange. Boothbay is wholly owned by Mr. Kite. Boothbay and Southwind are each accredited investors (as defined in Regulation D under the Securities Act of 1933).

      Mr. Kite beneficially owns a total of 1,677,190 shares of Common Stock. These shares are directly owned by Boothbay, which is 100% owned by Mr. Kite. As mentioned above Boothbay acquired these shares of Common Stock from Mr. Cash on November 8, 2002 at the same effective price per share used in the Stock Exchange. Additional information regarding this transaction is described in Item 4 of this Schedule 13D.

      See Item 4 for additional information regarding the transactions effective as of November 8, 2002.

ITEM 4.    PURPOSE OF TRANSACTION.
           ----------------------

      Prior to November 8, 2002, Marsha and Doug Lamb were the largest shareholders of the Corporation and Mr. Lamb was the President and Chief Executive Officer of the Corporation.

      On November 8, 2002, the Corporation, STP and Mr. Cash, as the sole stockholder of STP, consummated an Agreement and Plan of Reorganization by and among the Corporation, STP and Mr. Cash, dated as of November 8, 2002 (the "Reorganization Agreement"). Pursuant to the terms and conditions of the Reorganization Agreement, the Corporation issued to Mr. Cash 5,380,785 shares of Common Stock, representing approximately 42.0% of the Common Stock after giving effect to the transactions contemplated by the Reorganization Agreement, in exchange for 100% of the outstanding common stock of STP. A copy of the Reorganization Agreement is filed as Exhibit 2 to this Schedule 13D.

      Simultaneously with the consummation of the Reorganization Agreement, the Corporation, Mr. Lamb and Mr. Cash entered into a Voting Agreement for Shares of Stock of the Corporation, dated as of November 8, 2002 (the "Voting Agreement"). A copy of the Voting Agreement is filed as Exhibit 3 to this Schedule 13D.

      Pursuant to the terms of the Voting Agreement, Mr. Lamb and Mr. Cash agreed to use their best efforts and take all action within their respective power, including the voting of any shares of Common Stock of the Corporation owned by them, to: (i) cause the Board of Directors of the Corporation to be comprised of four members, unless Mr. Lamb and Mr. Cash agree otherwise, and
(ii) elect Mr. Lamb, an individual designated by Mr. Lamb, Mr. Cash and an individual designated by Mr. Cash to the Board of Directors of the Corporation. Mr. Lamb has designated John C. Garrison to serve on the Board of Directors and Mr. Cash has designated Mr. Kite to serve on the Board of Directors.

      Except for sales of shares in the public market, any transfer of shares by Mr. Lamb or Mr. Cash is subject to the purchaser agreeing to be bound by the terms of the Voting Agreement. The Voting Agreement terminates at the end of 36 months after its execution.

      As a result of the Voting Agreement, Mr. Lamb and Mr. Cash have control of the Corporation and are able to designate and elect all of the directors of the Corporation. In connection with the closing of the Reorganization Agreement, Richard Cornell resigned from the Board of Directors of the Corporation, the Board of Directors voted to expand the size of the Board of Directors from three members to four and elected Jerry D. Cash and James B. Kite, Jr. to fill the vacancies on the Board of Directors.

      The Board of Directors also elected Mr. Lamb to act as the Co-Chief Executive Officer, Chief Operating Officer and President of the Corporation and elected Mr. Cash to act as the Chairman of the Board, Co-Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Corporation.

      In connection with the transfer of shares of Common Stock to Boothbay and Southwind, each agreed to be bound by the terms and conditions of the Voting Agreement. The consent of Boothbay to be bound by the Voting Agreement is filed as Exhibit 4 to this Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

      (a) The aggregate number and percentage of the Common Stock deemed to be beneficially owned by each of the reporting persons is described on the cover page, subject to the limitations described herein. The percentages are based on information supplied by the Corporation that it has 12,799,984 shares of Common Stock outstanding as of November 18, 2002 and assume for purposes of calculating Mr. Lamb's percentages only that he exercises his options to acquire 225,000 shares of Common Stock.

      In addition, Mr. Cash's wife owns 10,500 shares of Common Stock. Mr. Cash disclaims beneficial ownership of such shares. Mr. Lamb disclaims beneficial ownership of the 1,005,000 shares of Common Stock owned by Crown and the 14,400 shares of Common Stock directly owned by Mrs. Lamb. Mrs. Lamb disclaims beneficial ownership of the 82,097 shares of Common Stock directly owned by Mr. Lamb and the 225,000 shares of Common Stock which Mr. Lamb is entitled to acquire upon exercise of stock options.

      (b) The aggregate number and percentage of the Common Stock over which each of the reporting persons has sole voting power, shared voting power, sole dispositive power, and shared dispositive power is described on the cover page, subject to the limitations described herein. The percentages are based on information supplied by the Corporation that it has 12,799,984 shares of Common Stock outstanding as of November 18, 2002 and assume for purposes of calculating Mr. Lamb's percentages only that he exercises his options to acquire 225,000 shares of Common Stock.

      (c) Other than the transactions described in this Schedule 13D, the reporting persons have not effected any transaction in the Common Stock during the past sixty days.

      (d) No reporting person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

      (e) After the closing of the transactions contemplated by the Reorganization Agreement, STP no longer owns any shares of Common Stock of the Corporation.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           --------------------------------------------------------------
           RESPECT TO SECURITIES OF THE ISSUER.
           -----------------------------------

      Other than the Voting Agreement described in Item 4 of this Schedule 13D, no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons in Item 2 and between such persons and any person with respect to any securities of the Corporation exist.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------

    Exhibit
    Number      Description
    ------      -----------
      1*        Statement of Joint Filing.
      2**       Agreement and Plan of Reorganization dated as of November 8,
                2002, by and among Quest Resource Corporation, STP Cherokee,
                Inc. and Jerry D. Cash (incorporated by reference from Exhibit
                2.1 of the Corporation's Current Report on Form 8-K dated
                November 8, 2002 filed with the Commission on November 18,
                2002).
      3**       Voting Agreement for Shares of Stock of Quest Resource
                Corporation dated as of November 8, 2002, by and among Quest
                Resource Corporation, Douglas L. Lamb and Jerry D. Cash
                (incorporated by reference from Exhibit 10.1 of the Corporation's Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 18, 2002).
      4**       Consent of Transferee of Quest Shares dated November 8, 2002, executed by Boothbay Royalty Company (incorporated by reference from Exhibit 10.2 of the Corporation's Current Report on Form
                8-K dated November 8, 2002 filed with the Commission on November
                18, 2002).

-------------------------------------------------------------------------------
*     Filed herewith.
**    Incorporated by reference.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2002                   /s/ Douglas L. Lamb
                                    ------------------------------------
                                    Douglas L. Lamb


November 18, 2002                   /s/ Marsha K. Lamb
                                    ------------------------------------
                                    Marsha K. Lamb


                                    CROWN PROPERTIES, LC

November 18, 2002                   By: /s/ Marsha K. Lamb
                                        --------------------------------
                                    Name:  Marsha K. Lamb
                                    Title: Manager



November 18, 2002                   STP CHEROKEE, INC.

                                    By:  /s/ Jerry D. Cash
                                    ------------------------------------
                                    Jerry D. Cash, President


November 18, 2002                   /s/ Jerry D. Cash
                                    ------------------------------------
                                    Jerry D. Cash


November 18, 2002                   /s/ James B. Kite, Jr.
                                    ------------------------------------
                                    James B. Kite, Jr.


                                    BOOTHBAY ROYALTY COMPANY

November 18, 2002                   By: /s/ James B. Kite, Jr.
                                        --------------------------------
                                    Name:  James B. Kite, Jr.
                                    Title: President